UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) April 6, 2023

WORLDWIDE WEBB ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-40920	98-1587626
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification Number)

770 E Technology Way F13-16 Orem, UT	84997
(Address of principal executive offices)	(Zip Code)

(415) 629-9066

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation to the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share and one-half of one redeemable warrant	WWACU	Nasdaq Global Market
Class A ordinary shares, par value $0.0001 per share	WWAC	Nasdaq Global Market
Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	WWACW	Nasdaq Global Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01.	Entry into a Material Definitive Agreement.

Investment Agreement Amendment

On April 6, 2023, April 10, 2023 and April 11, 2023, Worldwide Webb Acquisition Corp. (the “Company”), Worldwide Webb Acquisition Sponsor, LLC (the “Sponsor”), the sponsor of the Company, and certain other parties (the “Investors”) entered into amendments (the “Investment Agreement Amendments”) to those certain investment agreements entered into in connection with the Company’s IPO among the Company, the Sponsor and the Investors party thereto (the “Original Investment Agreements”) to amend the lock-up period relating to certain shares of the Company, as specified in the Original Investment Agreements, to the earlier of 150 days after the Company consummates an initial business combination, or subsequent to the initial business combination, the date on which the Company completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of the Company’s shareholders having the right to exchange their Class A ordinary shares for cash, securities or other property.

The foregoing description of the Investment Agreement Amendments does not purport to be complete and is qualified in its entirety by reference to the form of Investment Agreement Amendment filed hereto as Exhibit 10.1 and incorporated herein by reference.

Administrative Services Agreement Amendment

On April 10, 2023, the Company and the Sponsor entered into an amendment (the “Administrative Services Agreement Amendment”) to that certain Administrative Services Agreement, dated October 19, 2021, between the Company and the Sponsor, to amend the total amount which the Company would pay Sponsor for certain administrative services to a maximum of $160,000.

The foregoing description of the Administrative Services Agreement Amendment does not purport to be complete and is qualified in its entirety by reference to the Administrative Services Agreement Amendment filed hereto as Exhibit 10.2 and incorporated herein by reference.

Letter Agreement Amendment

On April 10, 2023, the Company, the Sponsor and the officers and directors of the Company (the “Insiders”) entered into an amendment (the “Letter Agreement Amendment”) to that certain letter agreement, dated October 19, 2021, among the Company, the Sponsor and the Insiders (the “Original Letter Agreement”), to, among other things, amend the lock-up period relating to certain shares of the Company, as specified in the Original Letter Agreement, to the earlier of 150 days after the completion of the Company’s initial business combination, or subsequent to the initial business combination, the date on which the Company completes a liquidation, merger, amalgamation, share exchange, reorganization or other similar transaction that results in all of the Company’s shareholders having the right to exchange their Class A ordinary shares for cash, securities or other property.

The foregoing description of the Letter Agreement Amendment does not purport to be complete and is qualified in its entirety by reference to the Letter Agreement Amendment filed hereto as Exhibit 10.3 and incorporated herein by reference.

Where You Can Find Additional Information

This Current Report relates to a proposed business combination transaction among the Company and Aark Singapore Pte. Ltd. (“Aeries”). In connection with the proposed transaction, the Company intends to file with the SEC a registration statement on Form S-4 and proxy statement/prospectus (the “Proxy”) to solicit shareholder approval of the proposed business combination. The definitive Proxy (if and when available) will be delivered to the Company’s shareholders. The Company may also file other relevant documents regarding the proposed transaction with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF THE COMPANY ARE URGED TO READ THE PROXY AND ALL OTHER

RELEVANT DOCUMENTS THAT ARE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders may obtain free copies of the Proxy (if and when available) and other documents that are filed or will be filed with the SEC by the Company through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by the Company will be available free of charge at Worldwide Webb Acquisition Corp., 770 E Technology Way F13-16, Orem, UT 84097, attention: Chief Executive Officer.

Participants in the Solicitation

The Company and its directors and executive officers are participants in the solicitation of proxies from the shareholders of the Company in respect of the proposed transaction. Information about the Company’s directors and executive officers and their ownership of the Company’s Class A ordinary shares is set forth in the Company’s Annual Report on Form 10-K for the year ended December 31, 2022 filed with the SEC on March 31, 2023. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Proxy and other relevant materials to be filed with the SEC in respect of the proposed transaction when they become available. You may obtain free copies of these documents as described in the preceding paragraph.

Cautionary Note Regarding Forward-Looking Statements

This Current Report includes certain statements that are not historical facts but are forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and Section 27A of the U.S. Securities Act of 1933, as amended, for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include but are not limited to statements regarding the anticipated benefits of the proposed transaction, the combined company becoming a publicly listed company, the anticipated impact of the proposed transaction on the combined companies’ business and future financial and operating results, and the anticipated timing of closing of the proposed transaction. Words such as “may,” “should,” “will,” “believe,” “expect,” “anticipate,” “target,” “project,” and similar phrases that denote future expectations or intent regarding the combined company’s financial results, operations, and other matters are intended to identify forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. The outcome of the events described in these forward-looking statements is subject to known and unknown risks, uncertainties, and other factors that may cause future events to differ materially from the forward-looking statements in this communication, including but not limited to: (i) the ability to complete the proposed transaction within the time frame anticipated or at all; (ii) the failure to realize the anticipated benefits of the proposed transaction or those benefits taking longer than anticipated to be realized; (iii) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of the Company’s securities; (iv) the risk that the transaction may not be completed by the Company’s business combination deadline and the potential failure to obtain further extensions of the business combination deadline if sought by the Company; (v) the failure to satisfy the conditions to the consummation of the transaction, including the approval of the business combination agreement by the shareholders of the Company, the satisfaction of the minimum cash on hand condition following redemptions by the public shareholders of the Company and the receipt of any governmental and regulatory approvals; (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; (vii) the impact of COVID-19 on Aeries’s business and/or the ability of the parties to complete the proposed transaction; (viii) the effect of the announcement or pendency of the transaction on Aeries’s business relationships, performance, and business generally; (ix) risks that the proposed transaction disrupts current plans and operations of Aeries and potential difficulties in Aeries employee retention as a result of the proposed transaction; (x) the outcome of any legal proceedings that may be instituted against Aeries or the Company related to the business combination agreement or the proposed transaction; (xi) the ability to maintain the listing of the Company’s securities on the Nasdaq Global Market or the Nasdaq Capital Market; (xii) potential volatility in the price of the Company’s securities due to a variety of factors, including economic conditions and the effects of these conditions on Aeries’s clients’ businesses and levels of activity, changes in laws and regulations affecting Aeries’s business and changes in the combined company’s capital structure; (xiii) the ability to implement business plans, identify and realize additional opportunities and achieve forecasts and other expectations after the completion of the proposed transaction; (xiv) the risk that the post-combination company may never achieve or sustain profitability; (xvii) the Company’s potential need to raise additional capital to execute its business plan, which capital may not be available on acceptable terms or at all; and (xv) the risk that the post-combination company experiences difficulties in managing its growth and expanding operations.

These risks, as well as other risks related to the proposed transaction, will be included in the Proxy that we intend to file with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction. While the list of factors presented here is, and the list of factors that we intend to present in the Proxy to be filed with the SEC are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to the Company’s periodic reports and other filings with the SEC, including the risk factors identified in the Company’s most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. The forward-looking statements included in this communication are made only as of the date hereof. Neither the Company nor Aeries undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except as required by law.

No Offer or Solicitation

This Current Report is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or to buy any securities or a solicitation of any vote or approval and is not a substitute for the Proxy or any other document that the Company may file with the SEC or send to the Company’s shareholders in connection with the proposed transaction.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

10.1	Form of Investment Agreement Amendment

10.2	Administrative Services Agreement Amendment

10.3	Letter Agreement Amendment

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WORLDWIDE WEBB ACQUISITION CORP.

Date: April 12, 2023	By:	/s/ Daniel S. Webb
	Name:	Daniel S. Webb
	Title:	Chief Executive Officer, Chief Financial Officer and Director

Exhibit 10.1

AMENDMENT TO INVESTMENT AGREEMENT

THIS AMENDMENT TO INVESTMENT AGREEMENT (this “Amendment”) is made and entered into as of [•], 2023, and shall be effective as of the Closing (defined below), by and among (i) Worldwide Webb Acquisition Corp., a Cayman Islands exempted company (the “SPAC”), (ii) Worldwide Webb Acquisition Sponsor, LLC, a Cayman Islands limited liability company (the “Sponsor”), and (iii) [•] (“Investor”). Capitalized terms used but not otherwise defined herein shall have the respective meanings assigned to such terms in the Investment Agreement (as defined below) (and if such term is not defined in the Investment Agreement, then in the BCA (as defined below)).

RECITALS

WHEREAS, the SPAC, the Sponsor and the Investor are parties to that certain Investment Agreement, dated as of [•], 2021 (the “Original Agreement” and, as amended by this Amendment, the “Investment Agreement”), pursuant to which, among other matters, (i) Investor purchased from the Sponsor Class B ordinary shares, par value $0.0001 per share, of the SPAC, and; (ii) Investor agreed to adhere to certain transfer restrictions with respect to the Transferred Shares and the Class A Common Shares;

WHEREAS, on March 11, 2023, the SPAC, WWAC Amalgamation Sub Pte. Ltd., a Singapore private company limited by shares and a direct wholly-owned Subsidiary of the SPAC (the “Amalgamation Sub”), and Aark Singapore Pte. Ltd (“AARK”), a Singapore private company limited by shares, entered into that certain Business Combination Agreement (the “BCA”). The BCA provides that, among other thigs, at the closing (the “Closing”) of the transactions that it contemplated, in accordance with Section 215A of the Singapore Companies Act, Amalgamation Sub and AARK will amalgamate and continue as one company (the “Amalgamation”), with AARK being the surviving entity and becoming a subsidiary of the SPAC. Since Aeries Technology Group Business Accelerators Private Limited, an Indian private company limited by shares, is a subsidiary of AARK, upon the closing of the Business Combination (as defined below) it will be an indirect subsidiary of the SPAC. In connection with the Business Combination, the SPAC will change its name to “Aeries Technology, Inc.”;

WHEREAS, the parties hereto desire to amend the Original Agreement as provided herein; and

WHEREAS, pursuant to Section 6(c) of the Original Agreement, the Original Agreement can be amended with the written consent by all parties thereto.

NOW, THEREFORE, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties and covenants herein contained, and intending to be legally bound hereby, the parties hereto agree as follows:

Amendment to the Investment Agreement. The Parties hereby agree to the following amendment to the Investment Agreement:

(a)	Section 5(a) is amended by deleting the first sentence of Section 5(a) and replacing it with the following:

“Investor agrees with the SPAC not to transfer, assign or sell any Transferred Shares or the Class A Common Shares, par value $0.0001 per share (the “Class A Common Shares”), issuable upon conversion of the Transferred Shares held by it until the earlier of (i) 150 days after the date the SPAC consummates a Business Combination (as defined below) or (ii) subsequent to a Business Combination, the date on which the SPAC completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction which results in all of the SPAC’s stockholders having the right to exchange their Class A Common Shares for cash, securities or other property.”

4. Effectiveness. Notwithstanding anything to the contrary contained herein, this Amendment shall become effective upon the Closing. In the event that the BCA is terminated in accordance with its terms prior to the Closing, this Amendment and all rights and obligations of the parties hereunder shall automatically terminate and be of no further force or effect.

5. Miscellaneous. Except as expressly provided in this Amendment, all of the terms and provisions in the Original Agreement are and shall remain in full force and effect, on the terms and subject to the conditions set forth therein. This Amendment does not constitute, directly or by implication, an amendment or waiver of any provision of the Original Agreement, or any other right, remedy, power or privilege of any party thereto, except as expressly set forth herein. Any reference to the Investment Agreement in the Original Agreement or any other agreement, document, instrument or certificate entered into or issued in connection therewith shall hereinafter mean the Investment Agreement, as amended by this Amendment (or as the Investment Agreement may be further amended or modified in accordance with the terms thereof and hereof). The terms of this Amendment shall be governed by, enforced and construed and interpreted in a manner consistent with the provisions of the Original Agreement.

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IN WITNESS WHEREOF, each party hereto has signed or has caused to be signed by its officer thereunto duly authorized this Amendment to Investment Agreement as of the date first above written.

INVESTOR:
[•]

By:
Name: [•]
Title: [•]

SPAC:

WORLDWIDE WEBB ACQUISITION CORP. A Cayman Islands exempted company

By:
Name: Daniel S. Webb
Title: Chief Executive Officer

SPONSOR:

WORLDWIDE WEBB ACQUISITION SPONSOR, LLC A Cayman Islands limited liability company

By:
Name: Daniel S. Webb
Title: Managing Member

Signature Page to Amendment to Investment Agreement

Exhibit 10.2

AMENDMENT TO ADMINISTRATIVE SERVICES AGREEMENT

THIS AMENDMENT TO ADMINISTRATIVE SERVICES AGREEMENT (this “Amendment”) is made and entered into as of April 10, 2023, by and between Worldwide Webb Acquisition Corp. (the “Company”), and Worldwide Webb Acquisition Sponsor, LLC (the “Provider”). Capitalized terms used but not otherwise defined herein shall have the respective meanings assigned to such terms in the Administrative Services Agreement (as defined below).

RECITALS

WHEREAS, the Company and the Provider are parties to that certain Administrative Services Agreement, dated as of October 19, 2021 (the “Original Agreement” and, as amended by this Amendment, the “Administrative Services Agreement”), pursuant to which, among other things, the Provider agreed to make available to the Company, at 770 E Technology Way F13-16, Orem, UT 84097 (or any successor location or other existing office locations of the Provider or any of its affiliates), certain office space, utilities, secretarial, administrative and support services as may be reasonably requested by the Company, and, in exchange, therefor, the Company agreed to pay the Provider in fixed monthly payments on the Listing Date and continuing monthly thereafter until the Termination Date;

WHEREAS, the parties hereto desire to amend the Original Agreement as provided herein; and

WHEREAS, pursuant to the Original Agreement, the Original Agreement can be amended by a written instrument executed by all parties.

NOW, THEREFORE, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties and covenants herein contained, and intending to be legally bound hereby, the parties hereto agree as follows:

Amendments to the Administrative Services Agreement. The parties hereby agree to the following amendments to the Administrative Services Agreement:

(a)	The Original Agreement is amended by deleting the final sentence of the first paragraph in its entirety and replacing it with the following:

“In exchange therefor, the Company shall pay the Provider the sum of $10,000 per month on the Listing Date and continuing monthly thereafter until the Termination Date, up to a maximum of $160,000.”

4. Effectiveness. Notwithstanding anything to the contrary contained herein, this Amendment shall become effective upon the date first set forth above.

5. Miscellaneous. Except as expressly provided in this Amendment, all of the terms and provisions in the Original Agreement are and shall remain in full force and effect, on the terms and subject to the conditions set forth therein. This Amendment does not constitute, directly or by implication, an amendment or waiver of any provision of the Original Agreement, or any other right, remedy, power or privilege of any party thereto, except as expressly set forth herein. Any reference to the Administrative Services Agreement in the Original Agreement or any other agreement, document, instrument or certificate entered into or issued in connection therewith shall hereinafter mean the Administrative Services Agreement, as amended by this Amendment (or as the Administrative Services Agreement may be further amended or modified in accordance with the terms thereof and hereof). The terms of this Amendment shall be governed by, enforced and construed and interpreted in a manner consistent with the provisions of the Original Agreement.

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IN WITNESS WHEREOF, each party hereto has signed or has caused to be signed by its officer thereunto duly authorized this Amendment to Administrative Services Agreement as of the date first above written.

COMPANY:

WORLDWIDE WEBB ACQUISITION CORP. A Cayman Islands exempted company

By:	/s/ Daniel S. Webb
Name:	Daniel S. Webb
Title:	Chief Executive Officer, Chief Financial Officer and Director

PROVIDER:

WORLDWIDE WEBB ACQUISITION SPONSOR, LLC A Cayman Islands limited liability company

By:	/s/ Daniel S. Webb
Name:	Daniel S. Webb
Title:	Chief Executive Officer and Chief Financial Officer

Signature Page to Amendment to Administrative Services Agreement

Exhibit 10.3

AMENDMENT TO LETTER AGREEMENT

THIS AMENDMENT TO LETTER AGREEMENT (this “Amendment”) is made and entered into as of April 10, 2023, by and among (i) Worldwide Webb Acquisition Corp., a Cayman Islands exempted company (the “Company”), (ii) Worldwide Webb Acquisition Sponsor, LLC, a Cayman Islands limited liability company (the “Sponsor”), and (iii) the other undersigned persons (each such other undersigned person, an “Insider” and collectively, the “Insiders”). Capitalized terms used but not otherwise defined herein shall have the respective meanings assigned to such terms in the Letter Agreement (as defined below).

RECITALS

WHEREAS, the Company, the Sponsor and each of the Insiders are parties to that certain Letter Agreement, dated as of October 19, 2021 (the “Original Agreement” and, as amended by this Amendment, the “Letter Agreement”), pursuant to which, the Sponsor and the Insiders each agreed, severally but not jointly, with the Company, among other matters, to certain transfer restrictions with respect to any Founder Shares, Private Placement Warrants or Ordinary Shares issued or issuable upon conversion of the Founder Shares of Private Placement Warrants;

WHEREAS, the parties hereto desire to amend the Original Agreement as provided herein; and

WHEREAS, pursuant to Section 12 of the Original Agreement, the Original Agreement can be amended with the written consent by (i) each Insider that is the subject of any such change, amendment, modification or waiver and (ii) the Sponsor.

NOW, THEREFORE, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties and covenants herein contained, and intending to be legally bound hereby, the parties hereto agree as follows:

Amendments to the Letter Agreement. The parties hereby agree to the following amendments to the Letter Agreement:

(a)	Section 2 is amended by deleting Section 2 in its entirety and replacing it with the following:

“The Sponsor and each Insider hereby agrees with the Company that in the event that the Company fails to consummate a Business Combination within 18 months from the closing of the Public Offering, or such later period approved by the Company’s shareholders in accordance with the Company’s amended and restated memorandum and articles of association, as they may be amended from time to time (such period, the “Business Combination Period”), the Sponsor and each Insider shall take all reasonable steps to cause the Company to (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten (10) business days thereafter, subject to lawfully available funds therefor, redeem 100% of the Ordinary Shares sold as part of the Units in the Public Offering (the “Offering Shares”), at a per share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account (as defined below), including interest earned on the funds held in the Trust Account (less up to $100,000 of interest to pay dissolution expenses and which interest shall be net of taxes payable), divided by the number of then issued and outstanding Offering Shares, which redemption will completely extinguish all Public Shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining shareholders and the Company’s board of directors, liquidate and dissolve, subject in each case to the Company’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. The Sponsor and each Insider agrees to not propose any amendment to the Company’s amended and restated memorandum and articles of association (i) to modify the substance or timing of the Company’s obligation to allow redemption in connection with the Company’s initial Business Combination or to redeem 100% of the Offering Shares if the Company does not complete its initial Business Combination within the Business Combination Period, or (ii) with respect to any other provision relating to shareholders’ rights or pre-initial Business Combination activity, unless the Company provides its Public Shareholders with the opportunity to redeem their Offering Shares upon approval of any such amendment at a per share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account (which interest shall be net of taxes payable), divided by the number of then issued and outstanding Offering Shares.”

“The Sponsor and each Insider acknowledges that it, he or she has no right, title, interest or claim of any kind in or to any monies held in the Trust Account or any other asset of the Company as a result of any liquidation of the Company with respect to the Founder Shares held by it, him or her, if any. The Sponsor and each Insider hereby further waives, with respect to any Shares held by it, him or her, if any, any redemption rights it, he or she may have in connection with (x) the consummation of a Business Combination, including, without limitation, any such rights available in the context of a shareholder vote to approve such Business Combination or in the context of a tender offer made by the Company to purchase Ordinary Shares and (y) a shareholder vote to approve an amendment to the Company’s amended and restated memorandum and articles of association (i) to modify the substance or timing of the Company’s obligation to allow redemption in connection with the Company’s initial Business Combination or to redeem 100% of the Offering Shares if the Company does not complete its initial Business Combination within the Business Combination Period, or (ii) with respect to any other provision relating to shareholders’ rights or pre-initial Business Combination activity (although the Sponsor and the Insiders shall be entitled to redemption and liquidation rights with respect to any Offering Shares it or they hold if the Company fails to consummate a Business Combination within the Business Combination Period).

(b)	Section 7(a) is amended by deleting Section 7(a) in its entirety and replacing it with the following:

“The Sponsor and each Insider agrees that it, he or she shall not Transfer (as defined below) any Founder Shares (or Ordinary Shares issuable upon conversion thereof) until the earlier of (A) 150 days after the completion of the Company’s initial Business Combination and (B) subsequent to the Business Combination, the date on which the Company completes a liquidation, merger, amalgamation, share exchange, reorganization or other similar transaction that results in all of the Company’s shareholders having the right to exchange their Ordinary Shares for cash, securities or other property (the “Founder Shares Lock-up Period”).”

4. Effectiveness. Notwithstanding anything to the contrary contained herein, this Amendment shall become effective upon the date first set forth above.

5. Miscellaneous. Except as expressly provided in this Amendment, all of the terms and provisions in the Original Agreement are and shall remain in full force and effect, on the terms and subject to the conditions set forth therein. This Amendment does not constitute, directly or by implication, an amendment or waiver of any provision of the Original Agreement, or any other right, remedy, power or privilege of any party thereto, except as expressly set forth herein. Any reference to the Letter Agreement in the Original Agreement or any other agreement, document, instrument or certificate entered into or issued in connection therewith shall hereinafter mean the Letter Agreement, as amended by this Amendment (or as the Letter Agreement may be further amended or modified in accordance with the terms thereof and hereof). The terms of this Amendment shall be governed by, enforced and construed and interpreted in a manner consistent with the provisions of the Original Agreement.

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IN WITNESS WHEREOF, each party hereto has signed or has caused to be signed by its officer thereunto duly authorized this Amendment to Letter Agreement as of the date first above written.

SPONSOR:

WORLDWIDE WEBB ACQUISITION SPONSOR, LLC A Cayman Islands limited liability company

By:	/s/ Daniel S. Webb
Name:	Daniel S. Webb
Title:	Managing Member

Signature Page to Amendment to Letter Agreement

By:	/s/ Daniel S. Webb
Name:	Daniel S. Webb

Signature Page to Amendment to Letter Agreement

By:	/s/ Tony M. Pearce
Name:	Tony M. Pearce

Signature Page to Amendment to Letter Agreement

By:	/s/ Terry V. Pearce
Name:	Terry V. Pearce

Signature Page to Amendment to Letter Agreement

By:	/s/ Lynne M. Laube
Name:	Lynne M. Laube

Signature Page to Amendment to Letter Agreement

By:	/s/ Tanner Ainge
Name:	Tanner Ainge

Signature Page to Amendment to Letter Agreement

By:	/s/ Dave Crowder
Name:	Dave Crowder

Signature Page to Amendment to Letter Agreement

By:	/s/ Davis Smith
Name:	Davis Smith

Signature Page to Amendment to Letter Agreement

Acknowledged and Agreed:

WORLDWIDE WEBB ACQUISITION CORP. A Cayman Islands exempted company

By:	/s/ Daniel S. Webb
Name: Daniel S. Webb
Title: Chief Executive Officer Chief Financial Officer and Director

Signature Page to Amendment to Letter Agreement